Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

May 2025

Aegon Ltd.

Aegon Limited	Statutory seat	Principle place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability	Canon’s Court	Aegonplein 50	(September 30, 2023)
limited by shares	22 Victoria Street	2591 TV	Dutch Chamber of Commerce number: 27076669
	Hamilton HM 12	The Hague	Aegon Limited is a non-resident company under the Dutch
www.aegon.com	Bermuda	The Netherlands	Act Non Residential Companies

Aegon’s trading update press release, dated May 16, 2025, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd.
(Registrant)

Date: May 16, 2025	By	S. Knol
S. Knol
Director Financial Reporting & Operations

May 16, 2025 1Q25 trading update

Aegon trading update for first quarter 2025

•

Operating capital generation (OCG) before holding funding and operating expenses increases 4% to EUR 267 million. Reflects business growth partially offset by unfavorable mortality experience in the US

•	Capital ratios of Aegon’s main units remain above their respective operating levels

•	Cash Capital at Holding at EUR 1.6 billion, reflecting 68% completion of the ongoing EUR 150 million share buyback program on March 31, 2025

•

Planned new EUR 200 million share buyback program announced, expected to be completed by the end of 2025, consistent with the plan to bring Cash Capital at Holding down to around EUR 1.0 billion by the end of 2026

•

Strong commercial momentum in US Strategic Assets Individual Life and World Financial Group (WFG), UK Workplace platform and International. Net outflows in US mid-sized retirement plans and UK Adviser platform. Asset management third party net flows remain positive

•

Aegon group solvency ratio under Bermuda framework – applicable as of January 2028 after the end of the transition period – expected to be broadly similar to group solvency ratio under current methodology. Eligibility review of Aegon’s instruments by the Bermuda Monetary Authority concluded

Lard Friese, Aegon CEO, commented:

“In the first quarter of 2025, we continued to make progress in transforming our businesses. In the US, we further strengthened our distribution capabilities and increased Transamerica’s individual new life sales. Our UK Workplace business once again generated strong net inflows, while our International joint ventures reported higher sales. Asset management third party net flows remained positive.

While the macroeconomic environment is uncertain, we expect to meet our 2025 financial targets. Our businesses remain well capitalized, and we have significant excess liquidity at the Holding. Consistent with our plan to reduce Cash Capital at Holding to around EUR 1.0 billion by the end of 2026, we are today announcing a new EUR 200 million share buyback to be executed throughout the second half of 2025.”

Please note that all comparisons are versus the first quarter of 2024 unless stated otherwise.

Contact details and dial-in information can be found at the end of this press release, on page 13.

May 16, 2025 1Q25 trading update

Business update Americas

During the first quarter of 2025, Transamerica made progress in executing its strategy to grow its business focusing on middle-market America, targeted through agency distribution and the workplace. New Individual Life sales increased by 7%. WFG, Transamerica’s wholly owned life insurance agency, increased its number of licensed agents. Overall workplace net deposits were positive this quarter and written sales were strong.

Strategic Assets business update: Distribution

Aegon Americas				unaudited
Business update Distribution – World Financial Group (WFG)
USD in millions	Notes	1Q 2025	1Q 2024%
Number of licensed agents		87,694	75,652	16
Number of multi-tickets agents		35,855	37,211	(4)
WFG’s total new life sales (recurring plus 1/10 single)		167	164	2
Transamerica’s market share in WFG (US Life)		66%	64%	2
WFG’s total sales of annuities gross deposits		758	1,038	(27)

WFG’s number of licensed agents grew to 87,694, reflecting the successful training of recruits to become licensed agents. WFG’s activation program that offers training and various forms of support to help newer agents to improve their productivity is showing positive results. However, this has not yet led to an increase of the number of multi-ticket agents, which is a rolling count of agents that have sold more than one policy in the last 12 months.

Transamerica’s market share in WFG benefited from higher agent productivity for Transamerica’s products. This, together with increasing life sales in Canada, was the main driver for the increase in WFG’s total new life sales. At the same time, WFG’s third-party annuity product sales decreased compared with the prior year period, as customer demand in the US for these products decreased during the reporting period. This was partially offset by increasing annuity product sales in Canada.

May 16, 2025 1Q25 trading update

Strategic Assets business update: Savings & Investments

Aegon Americas				unaudited
Business update Savings & Investments
USD in millions	Notes	1Q 2025	1Q 2024%
Gross deposits Retirement Plans		9,501	9,699	(2)
Net deposits Retirement Plans		1,136	1,032	10
of which: net deposits mid-sized Retirement Plans		(283)	1,165	n.m.
AuA Retirement Plans		221,330	227,941	(3)
of which: AuA mid-sized Retirement Plans		52,852	51,654	2
Individual Retirement Accounts AuA		12,617	10,996	15
General Account Stable Value AuM		13,493	11,307	19

Retirement Plans gross deposits decreased by 2%, as higher gross deposits from large markets were offset by lower gross deposits from mid-sized plans. The latter had benefited in the prior year period from a large pooled plan sale, and, excluding that large sale, gross deposits in the first quarter of 2025 increased. Net deposits came in at USD 1.1 billion driven by large market plans, which saw higher gross deposits and lower contract discontinuances. Net deposits in mid-sized plans were negative in the period from lower gross deposits, as well as elevated participant withdrawals.

Total account balances in Retirement Plans decreased by 3%, driven by net outflows over the past year which more than offset favorable market movements. Over the same period, account balances for the mid-sized plans segment of this business increased by 2% as favorable market movements more than offset net outflows. The strategic focus to grow assets in the General Account Stable Value product, as well as in the Individual Retirement Accounts, led to higher assets in these ancillary products.

Strategic Assets business update: Protection Solutions

Aegon Americas				unaudited
Business update Protection Solutions
USD in millions	Notes	1Q 2025	1Q 2024%
Traditional Life		34	29	18
Indexed Universal Life		93	90	3

New life sales (recurring plus 1/10 single) Individual Life		127	119	7

New life sales (recurring plus 1/10 single) Workplace Life		29	25	16
New premium production Workplace Health		40	44	(10)
Net deposits Indexed Annuities		526	214	146

In the first quarter of 2025, Individual Life new life sales increased by 7% driven by growth in WFG and in the brokerage channel. The growth in new life sales for Indexed Universal Life was mainly driven by higher WFG agent productivity and an increase in the average size of the policies sold. WFG represented 69% of total Individual Life sales in the quarter, a decrease of 2%-points compared with the same period last year. This change reflected an increase of new life sales through the brokerage channel, driven by the successful launch of a fully digital experience in a Whole Life Final Expense product last autumn.

May 16, 2025 1Q25 trading update

New life sales in Workplace Life benefited from a strong quoting season, while new premium production in Workplace Health was lower compared with the first quarter of last year, which had benefited from a large sale. Net deposits for Indexed Annuities products were driven by further improvement of the wholesale distribution productivity for Registered Index Linked Annuities (RILA) products. Transamerica has established itself as a top 10 player in terms of RILA sales in the US market.

Update on Financial Assets

Aegon Americas				unaudited
Business update Financial Assets
USD in millions	Notes	1Q 2025	1Q 2024%
Capital employed in Financial Assets (at operating level)		3,554	3,692	(4)
Net deposits Variable Annuities		(1,570)	(1,558)	(1)
Net deposits Fixed Annuities (excluding SPGAs)		(129)	(195)	34
Variable Annuities dynamic hedge effectiveness ratio (%)[1]		95%	99%	(3)
Net face amount Universal Life		45,847	49,631	(8)
LTC actual to expected claim ratio (%) (IFRS based)		100%	102%	(1)
NPV of LTC rate increases approved since end 2022		628	335	87

[1]	Dynamic hedge effectiveness ratio (%) represents the hedge effectiveness on targeted risk, in particular impact from linear equity and interest rate movements.

On March 31, 2025, Financial Assets had USD 3.6 billion of capital employed, an increase of USD 0.2 billion compared with USD 3.4 billion capital employed at the end of 2024. In the first quarter of 2025, decreasing equity markets and interest rates reduced the amount of floored reserves on Variable Annuities. This resulted in an increase of required capital for market risks, leading to higher capital employed in Financial Assets.

During the first quarter of 2025, the variable annuity hedge program continued its strong track record of managing the financial market risks embedded in the guarantees. Net outflows in Variable Annuities and Fixed Annuities continued in line with previous quarters.

The net face value of the legacy Universal Life portfolio decreased as a result of the run-off of the book and of Transamerica’s program to purchase institutionally owned policies.

The total value of premium rate increases approved by state regulators for Long-Term Care increased to USD 628 million, which is 90% of the target, since the beginning of 2023. Claims experience in Long-Term Care continues to track in line with assumptions.

May 16, 2025 1Q25 trading update

Business update United Kingdom

United Kingdom				unaudited
Business update
GBP in millions	Notes	1Q 2025	1Q 2024%
Adviser Platform		(717)	(896)	20
Workplace Platform		1,201	546	120

Total Platform		485	(350)	n.m.
Institutional		240	499	(52)
Traditional products		(460)	(377)	(22)

Net deposits		265	(228)	n.m.

Adviser Platform		50,409	51,612	(2)
Workplace Platform		62,756	56,741	11

Total Platform		113,165	108,353	4
Institutional		73,304	72,661	1
Traditional products		29,459	31,103	(5)

Assets under Administration		215,927	212,116	2

Net deposits in the Workplace platform continued to grow due to the onboarding of a large new scheme and higher regular contributions from existing schemes, partially offset by the departure of some smaller schemes. For the Adviser platform, net outflows reflected ongoing consolidation and vertical integration in non-target adviser segments. As outlined at our June 2024 Teach-In, we have several initiatives in place that aim to return the Adviser platform to growth by 2028, which include improving the platform experience and focusing on our 500 target adviser firms.

Total Platform Assets under Administration (AuA) consisting of the Workplace platform and the Adviser platform, increased by 4% compared with March 31, 2024. During the same period, overall AuA, which also includes Traditional products and the Institutional business, increased by 2%. The increase in AuA was mostly driven by market movements during the period.

May 16, 2025 1Q25 trading update

Business update International

International				unaudited
Business update
EUR in millions	Notes	1Q 2025	1Q 2024%
Spain & Portugal		10	8	18
China		34	31	7
Brazil		33	28	17
TLB and others		5	6	(13)

New life sales (recurring plus 1/10 single)		81	73	11
New premium production accident & health insurance		15	12	28
New premium production property & casualty insurance		20	17	13

Strategic developments

In April 2025, Transamerica Life Bermuda (TLB) obtained regulatory approval for a Dubai International Financial Centre (DIFC) representative office license. This underscores TLB’s commitment to support distribution partners in meeting the evolving life insurance needs of high-net-worth individuals and families across the Middle East and beyond.

Business update

For the International segment, new life sales increased by 11% in the first quarter of 2025 compared with the prior year period. The increase was mainly driven by Brazil due to higher credit life sales, while also reflecting a favorable impact from a methodology update. The latter was broadly offset by the impact of currency movements. In Spain, increased new life sales were driven by higher sales of non-linked products in Santander Life. In China, increased sales were mainly driven by participating products. This was partially offset by lower indexed universal life sales in Singapore from TLB, as a result of changes in the competitive landscape.

New premium production for accident & health insurance increased compared with the first quarter of 2024, driven by higher health sales in Spain, benefitting from a successful sales campaign. New premium production for property & casualty insurance increased compared with the first quarter of 2024, reflecting the higher sales of non-linked products in Spain through Santander Non-Life.

May 16, 2025 1Q25 trading update

Business update Asset Management

Asset Management				unaudited
Business update
EUR in millions	Notes	1Q 2025	1Q 2024%
General Account		1,110	(1,286)	n.m.
Affiliate		(706)	(677)	(4)
Third-party		1,027	2,604	(61)

Global Platforms		1,431	641	123
Strategic Partnerships		(664)	2,091	n.m.

Net deposits		767	2,732	(72)

Annualized revenues gained / (lost) on net deposits - Global Platforms		5.2	4.0	29
General Account		70,531	68,933	2
Affiliate		37,603	40,764	(8)
Third-party		154,408	145,756	6

Global Platforms		262,542	255,453	3
Strategic Partnerships		62,079	58,593	6

Assets under Management		324,621	314,047	3

Third-party net deposits in Global Platforms in the first quarter of 2025 were mostly driven by inflows in alternative fixed income products and fixed income products in the UK and the Netherlands.

Net outflows in Strategic Partnerships were mainly driven by Aegon’s Chinese asset management joint venture, Aegon Industrial Fund Management Company (AIFMC). Net deposits from money market funds, mainly due to a collaboration with a consumer finance platform, were more than offset by net outflows from mutual funds.

Net outflows from Affiliate resulted mainly from net outflows in UK and US retirement funds and the gradual run-off of the traditional insurance book in the UK.

Assets under management increased by EUR 11 billion compared with March 31, 2024, mainly driven by the impact of third-party net deposits and favorable markets.

May 16, 2025 1Q25 trading update

Capital position

Capital ratios

Aegon Ltd.				unaudited
Main capital ratios
in millions	Notes	2025 Mar. 31	2024 Dec. 31%
United States (USD)
Available capital		8,313	8,042	3
Required capital		1,908	1,817	5

US RBC ratio		436%	443%

Scottish Equitable plc (GBP)
Own funds		2,185	2,206	(1)
SCR		1,158	1,187	(2)

UK Solvency II ratio		189%	186%

US RBC ratio

The estimated RBC ratio in the US decreased compared with year-end 2024 to 436% on March 31, 2025, remaining above the operating level of 400%. Market movements had a 5%-points negative impact on the RBC ratio over the reporting period driven by unfavorable equity markets and lower interest rates, with a partial offset from cross-effects and flooring. One-time items and management actions reduced the RBC ratio by 5%-points, driven by several smaller items including restructuring expenses for the implementation of the new Individual Life operating model and the termination of some purchased Universal Life policies. In addition, a dividend payment from an operating company to the intermediate holding company – to pre-finance the planned remittance in the first half of 2025 to Group – reduced the RBC ratio by 3%-points. The RBC ratio benefited by 6%-points from OCG from operating entities applying the RBC framework.

UK Solvency II ratio

The estimated UK Solvency II ratio for Scottish Equitable plc increased to 189% on March 31, 2025, and remained above the operating level of 150%. The increase was mainly driven by OCG.

May 16, 2025 1Q25 trading update

Operating capital generation

Aegon Ltd.				unaudited
Capital generation
EUR in millions	Notes	1Q 2025	1Q 2024%
Earnings on in-force		407	363	12
Release of required		82	91	(9)
New business strain		(223)	(198)	(13)

Operating capital generation before holding funding and operating expenses[1]		267	256	4

Americas		156	152	3
United Kingdom		44	35	25
International		33	27	24
Asset Management		33	43	(22)

Operating capital generation before Holding and other activities		267	256	4
Holding and other activities		(77)	(66)	(17)

Operating capital generation after Holding and other activities		190	191	—

One-time items		26	118	(78)
Market impacts		(145)	58	n.m.

Capital Generation		71	367	(81)

[1]	In 2024 the OCG split has been revised to reflect methodological changes specific to AUK. The total OCG remains unchanged.

In the first quarter of 2025, operating capital generation before holding funding and operating expenses slightly increased compared with the first quarter of 2024. Both periods were impacted by overall unfavorable items that decreased OCG.

Earnings on in-force increased compared with the prior year period, mostly driven by the impacts of favorable markets in Aegon UK, and improved underwriting experience in both TLB and the UK. The latter was broadly offset by a decrease in release of required. The decrease of release of required also reflected an ALM action in China. There was a partial offset resulting from an increased release of required in the US.

New business strain increased due to a change in product mix in the UK and the impact of currency movements in the Americas.

The OCG before holding funding and operating expenses in the first quarter of 2025 contained some unfavorable items. In the US, this amounted to around EUR 62 million, driven by unfavorable claims variance, part of which was expected due to seasonal mortality. In International, overall favorable variances totaled around EUR 8 million, driven by TLB.

Holding funding and operating expenses increased compared with the first quarter of 2024, as the prior year period benefited from an elevated cash position driven by the proceeds from the a.s.r. transaction.

May 16, 2025 1Q25 trading update

Operating capital generation Americas

Americas				unaudited
Capital generation
USD in millions	Notes	1Q 2025	1Q 2024%
Distribution		35	37	(5)
Savings & Investments		66	66	—
Protection Solutions[1]		212	200	6
Financial Assets		(35)	(18)	(102)

Earnings on in-force		278	285	(2)
Release of required		82	71	15
New business strain		(195)	(192)	(2)

Operating capital generation		164	165	—
One-time items		(71)	58	n.m.
Market impacts		(99)	69	n.m.

Capital generation		(6)	291	n.m.
Strategic Assets		131	128	2
Financial Assets		34	36	(7)

Operating capital generation		164	165	—

EoIF Retirement Plans (included in EoIF Savings & Investments)		47	41	14
EoIF Individual Life (included in EoIF Protection Solutions)		185	129	44

[1]	Includes various tax and corporate items not directly attributable to Protection Solutions business.

In the Americas, operating capital generation of USD 164 million remained similar to the prior year period, as business growth was largely offset by unfavorable claims experience. The first quarter of 2025 was impacted by unfavorable non-recurring items amounting to USD 65 million in aggregate, resulting in a recurring OCG in the range of the guidance of USD 200 to 240 million per quarter.

Earnings on in-force decreased by 2%, with business growth and USD 14 million of favorable non-recurring expense variances offset by unfavorable claims experience. In Protection Solutions, the increase of earnings on in-force was driven by growth in Individual Life, and was partly offset by USD 12 million unfavorable mortality and morbidity claims experience, mainly in the workplace business. In Savings & Investments, earnings on in-force remained stable as growth in Retirement Plans was offset by lower contributions from the Stable Value Solutions line of business. The Distribution business segment showed a small decrease of earnings on in-force from investments in the business. Earnings on in-force from Financial Assets decreased to a loss of USD 35 million, mainly driven by unfavorable mortality experience of USD 65 million from a higher number of claims, especially from old age policies, in Universal Life. Morbidity claims experience in Financial Assets was largely in line with expectations.

Release of required capital is driven by the run-off of Financial Assets and a growing Strategic Assets book. New business strain was in line with the guidance of around USD 200 million per quarter. Compared to the first quarter of 2024, new business strain increased by 2% driven by growth in Individual Life and Retirement Plans, partly offset by a net positive new business strain from growth in RILA.

May 16, 2025 1Q25 trading update

The increase of Strategic Assets OCG was on balance driven by business growth and was partly offset by a higher new business strain. Financial Assets OCG decreased by 6% mainly driven by a more unfavorable mortality claims experience in this reporting period compared with the first quarter of 2024, which was partly offset by a positive new business strain.

Cash Capital at Holding and free cash flow

Aegon Ltd.				unaudited
Cash Capital at Holding
EUR in millions	Notes	1Q 2025	1Q 2024%
Beginning of period		1,725	2,387	(28%)
Americas		17	13	38%
United Kingdom		—	—	—
International		34	30	13%
Asset Management		—	—	—
a.s.r. dividends		—	—	—
a.s.r. share buy backs		19	—	n.m.

Cash flows from a.s.r.		19	—	n.m.
Holding and other activities		—	—	—

Gross remittances		71	43	65%
Funding and operating expenses		(37)	(29)	(28%)

Free cash flow		34	14	142%
Divestitures and acquisitions		—	16	n.m.
Capital injections		(7)	(15)	57%
Capital flows from / (to) shareholders		(74)	(459)	84%
Net change in gross financial leverage		(5)	—	n.m.
Other		(38)	19	n.m.

End of period		1636	1,961	(17%)

Aegon’s Cash Capital at Holding decreased during the first quarter of 2025, largely due to capital returns to shareholders in the form of share buybacks. Free cash flow included Aegon’s participation in a share buyback program by a.s.r. Other items combined had a negative impact, driven by the previously announced neutralization of shares issued for share-based compensation plans.

Share buyback programs

On November 15, 2024, Aegon announced a EUR 150 million share buyback program, which is expected to be completed by June 30, 2025. On March 31, 2025, Aegon had completed 68% of this share buyback program.

Aegon today announces a planned new EUR 200 million share buyback program, consistent with its objective to reduce Cash Capital at Holding to around EUR 1.0 billion by end 2026, and unless Aegon can invest in value-creating opportunities. Barring unforeseen circumstances, the share buyback program will start at the beginning of July 2025 and is expected to be completed on or before December 31, 2025. The start of this share buyback program will be announced in due course.

May 16, 2025 1Q25 trading update

Update on Aegon’s group solvency under the Bermuda solvency framework

In 2023, Aegon’s group supervision was transferred from the Dutch Central Bank to the Bermuda Monetary Authority (BMA). Aegon agreed to fully adopt the Bermuda solvency framework after a transition period which ends at year-end 2027.

Aegon today announces that it will apply an aggregation approach to calculate its group solvency under the Bermuda solvency framework after the transition period. A formal application to the BMA will be submitted in due course. The resulting group solvency ratio is expected to be broadly similar to today’s group solvency ratio and Aegon expects no material impact on its capital management framework.

Furthermore, the BMA has concluded its review of the eligibility of Aegon’s capital instruments under the Bermuda solvency framework.

•	Aegon’s Solvency II compliant instruments will continue to be eligible under the Bermuda solvency framework in the corresponding tier to Solvency II, and without any limitations.

•

The Junior Perpetual Capital Securities (JPCS), which are currently treated as Restricted Tier 1 until January 1, 2026, will now be eligible as Tier 2 Ancillary Capital following that date, and until the end of 2029. Subject to a review in 2029, eligibility may be extended.

•

The Perpetual Cumulative Subordinated Bonds (PCSB), which are currently also treated as Restricted Tier 1, will lose eligibility as of January 1, 2026. On a pro-forma basis taking into account the upcoming end of the eligibility for the PCSB, Aegon’s group solvency ratio would have been 6%-points lower compared with the group solvency ratio of 188% on December 31, 2024.

Aegon’s debt structure and funding decisions remain driven by economic considerations, while also taking into account market circumstances, regulatory requirements, and rating agency considerations.

May 16, 2025 1Q25 trading update

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.00 CEST.

Supplements

Aegon’s first quarter 2025 Trading Update Supplement and other supplementary documents are available on aegon.com.

Webcast and conference call including Q&A

The webcast and conference call starts at 9:00 am CET. The audio webcast can be followed on aegon.com. To join the conference call and/or participate in the Q&A, you will need to register via the following registration link. Directly after registration you will see your personal pin on the confirmation screen, and you will also receive an email with the call details and your personal pin to enter the conference call. The link becomes active 15 minutes prior to the scheduled start time. To avoid any unforeseen connection issues, it is recommended to make use of the “Call me” option. Approximately two hours after the conference call, a replay will be available on aegon.com.

Click to join

With “Call me”, there’s no need to dial-in. Simply click the following registration link and select the option “Call me”. Enter your information and you will be called back to directly join the conference. The link becomes active 15 minutes prior to the scheduled start time. Should you wish not to use the “Click to join” function, dial-in numbers are also available. For passcode: you will receive a personal pin upon registration.

Dial-in numbers for conference call:

United States: +1 864 991 4103 (local)

United Kingdom: +44 808 175 1536 (toll-free)

The Netherlands: +31 800 745 8377 (toll-free); or +31 970 102 86838 (toll)

Financial calendar 2025

Annual General Meeting – June 12, 2025

First half 2025 results – August 21, 2025

Third quarter 2025 trading update – November 13, 2025

Capital Markets Day – December 10, 2025

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com. More information can be found at aegon.com.

Contacts

Media relations	Investor relations
Richard Mackillican	Yves Cormier
+31(0) 6 27411546	+31(0) 70 344 8028
richard.mackillican@aegon.com	yves.cormier@aegon.com

May 16, 2025 1Q25 trading update

Local currencies

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•

Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

•	Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;

•	The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;

•	The impact from volatility in credit, equity, and interest rates;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	The effect of tariffs and potential trade wars on trading markets and on economic growth, globally and in the markets where Aegon operates.

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;

•

The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends;

•	Changes in the European Commissions’ or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;

•	Changes affecting interest rate levels and low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	The effects of global inflation, or inflation in the markets where Aegon operates;

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Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

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Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;

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Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;

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Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

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Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Customer responsiveness to both new products and distribution channels;

•	Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;

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As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies;

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The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures;

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Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

May 16, 2025 1Q25 trading update

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Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;

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Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;

•	Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;

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Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon;

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Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;

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The rapidly changing landscape for ESG responsibilities, leading to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management;

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Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws; and

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Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon’s discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily “material” under US securities laws for SEC reporting purposes, even if we use words such as “material” or “materiality” in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2024 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG):

WFG CONSISTS OF:

IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.

IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER FINRA, MSRB, SIPC , AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.

IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.

WFGIAC AND WFGS ARE AFFILIATED COMPANIES.